Exhibit 99.9

THIS FIRST AMENDMENT TO THE DELTA 2 – OPTION TO LEASE AGREEMENT AND OPTION EXERCISE is made the 29th day of March, 2019

BETWEEN:

VILLAGE FARMS INTERNATIONAL, INC.

(“Village Farms”)

- and –

VILLAGE FARMS CANADA LIMITED PARTNERSHIP

(“VFCLP” and together with Village Farms, the “Grantor”)

- and -

PURE SUNFARMS CORP.

(the “Company”)

- and -

EMERALD HEALTH THERAPEUTICS CANADA INC.

(“Emerald”)

WHEREAS Village Farms, Emerald (previously Emerald Health Botanicals Inc.), Emerald Health Therapeutics Inc. and the Company (previously named 1121371 B.C. Ltd.) entered into a shareholders agreement made as of June 6, 2017 to govern the business and affairs of the Company, as amended on the date hereof (such agreement, as same may be amended, restated, amended and restated or otherwise modified from time to time, the “Shareholders Agreement”);

AND WHEREAS in connection with the Shareholders Agreement and the business and affairs of the Company certain other documents were entered into including, without limitation:

(a)	the Delta 1 – Option to Lease Agreement dated June 6, 2017 among the Grantors, Emerald and the Company (such agreement, as same may be amended, restated, amended and restated or otherwise modified from time to time, the “Delta 1 Option Agreement”); and

(b)	the Delta 2 – Option to Lease Agreement dated June 6, 2017 among the Grantors, Emerald and the Company (the “Delta 2 Option Agreement”);

AND WHEREAS the Company wishes to exercise the Option;

AND WHEREAS the parties have agreed to amend the Delta 2 Option Agreement on the terms and conditions set out in this amending agreement;

AND WHEREAS concurrent with entering into this amending agreement the parties (or certain of them) have agreed to:

(a)	amend the Delta 1 Option Agreement;

(b)	enter into a lease in connection with the Delta 2 Assets and Operations (the “Lease”); and

(c)	enter into an escrow agreement in connection with, inter alia, the funding of the refurbishment of the Delta 2 Assets and Operations (the “D2 Escrow Agreement”).

AND WHEREAS all capitalized terms used in this amending agreement and not defined in this amending agreement shall have the meaning ascribed thereto in the Delta 2 Option Agreement;

NOW THEREFORE this amending agreement witnesses that in consideration of the mutual covenants and agreements contained in it, the parties agree with each other as follows:

Article 1
EXERCISE OF OPTION

1.1	Option

The Company hereby exercises the Option upon the amended term set out herein. The Grantor and the Company acknowledge and agree that this Section 1.1 shall be deemed the “Exercise Notice” as contemplated in Section 4(a) of the Delta 2 Option Agreement.

1.2	Encumbrances

The Grantor hereby confirms that the Encumbrances with respect to the Delta 2 Assets and Operations (other than Encumbrances set out in paragraphs (A), (B), (C) and (D) of the definition of “Permitted Encumbrances” as such term is defined in the Lease) have been discharged, and the Company acknowledges receipt of evidence reasonably acceptable to it that such Encumbrances have been discharged.

1.3	Lease

Concurrent with execution of this amending agreement, the parties have executed the Lease.

Article 2
AMENDMENTS

2.1	Recitals

The parties hereby acknowledge that the recitals are true and correct.

2.2	Exercise of Option

Subsections 4(c) and 4(d) of the Delta 2 Option Agreement and Schedule “C” are hereby deleted in their entirety and replaced with the following:

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“(c)	In connection with the Company’s exercise of the Option and execution of the Lease, Emerald hereby agrees:

(i)	to pay to Village Farms concurrent with issuance of the Exercise Notice an amount equal to $290,000.00 (the “Reimbursement Payment”) to reimburse Village Farms for 50% of the amount paid by Village Farms to BC Hydro on December 1, 2017 in connection with a design deposit required by BC Hydro relating to a proposed shared civil duct from Arnott Substation at 64th Street and Ladner Trunk to a location along 80th Street near 4526 80th Street (the “Shared Civil Duct”) [Redacted: Commercially Sensitive Information]. For greater certainty, no Shares of the Company will be issued to Emerald in connection with the Reimbursement Payment;

(ii)	to contribute capital to the Company in an amount of $25,000,000 in exchange for 25,000,000 Shares of the Company, of which:

(A)	$2,500,000 shall be contributed to the Company concurrent with issuance of the Exercise Notice and shall constitute Share Capital (as defined in the Shareholders Agreement) and 2,500,000 Shares of the Company shall be issued to Emerald in respect of such Share Capital;

(B)	$22,500,000 (the “Balance”) shall be advanced to the Company in monthly installments on the first Business Day of each month following the execution of this Agreement in an amount sufficient to fund the Company’s cash flow obligations for such month arising in connection with the refurbishment of the Delta 2 Assets and Operations and the Company’s other cash requirements. [Redacted: Commercially Sensitive Information]

In the event that the initial cultivation License for the Delta 2 Assets and Operations has been obtained, and all or any part of the Balance has not been advanced to the Company by Emerald, then Emerald shall continue to make advances to the Company on the first Business Day of each month in an amount sufficient to fund the Company’s cash flow obligations for such month arising in connection with the Company’s other cash requirements, up to the Balance;

(C)	In consideration of entering into this amending agreement and payment of the aggregate sum of $10.00, the receipt and sufficiency of which is acknowledged, the Company will issue in the name of Emerald 22,500,000 Shares of the Company, which Shares will on issuance immediately be delivered by the Company to the escrow agent appointed pursuant to the D2 Escrow Agreement, and such Shares will be released to Emerald incrementally concurrent with advances to the Company in subsection (B) above, in an amount equal to one Share for each $1.00 contributed and such amounts will be added to the Share Capital thereof when so contributed; and

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(D)	If Emerald fails to contribute to the Company the full amount of any applicable monthly installment on the first Business Day of the applicable month (a “Deficiency”), and such default continues ten Business Days following written notice by the Company or Village Farms to Emerald then the escrow agent appointed pursuant to the D2 Escrow Agreement shall deliver the amount of Shares that are held in escrow equal to the amount of the Deficiency to the Company for cancellation, pursuant to the terms of the D2 Escrow Agreement.

(d)	Upon exercise of the Option, the Company shall assume all current and future obligations of Village Farms relating to the Shared Civil Duct including without limitation the posting of any guarantees and indemnities required by BC Hydro and any liabilities and obligations of Village Farm to pay its shared portion of the cost associated with the development and construction of the Shared Civil Duct (the “Shared Portion of the Shared Civil Duct Costs”).

(e)	Upon exercise of the Option, Village Farms agrees to use commercially reasonable efforts to obtain the consent of BC Hydro to the transfer all of Village Farms’ right, title and interest in the Shared Civil Duct to the Company and to complete the transfer within a reasonable timeframe. Prior to such consent being obtained, Village Farms shall hold all benefit to be derived from the Shared Civil Duct in trust for the Company.

(f)	From and after the exercise of the Option, each of Emerald and Village Farms will contribute capital to the Company as and when required to fund an amount of the Shared Portion of the Shared Civil Duct Costs equal to its respective Proportionate Interest's in the manner and pursuant to the terms set out in the Shareholders Agreement.

(g)	If BC Hydro requires Village Farms to provide any guarantees and/or indemnities in connection with the Shared Civil Duct, the Company shall indemnify and save Village Farms harmless from and against all Losses incurred by Village Farms resulting from or relating to the provision of such guarantees and/or indemnities.

(h)	Upon exercise of the Option, the Company will issue 25,000,000 Shares to Village Farms.”

For greater certainty, each of Emerald, Village Farms and the Company confirm that the Option has been exercised on the date hereof.

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2.3	Sale/Lease of Delta 2 Assets and Operations for Cannabis Production

Section 5 of the Delta 2 Option Agreement shall be deleted in its entirety.

Article 3
MISCELLANEOUS

3.1	Delta 2 Option Agreement

All other terms and conditions of the Delta 2 Option Agreement shall continue in full force and effect, unamended and time shall continue to be of the essence in respect of each and every provisions of the Delta 2 Option Agreement.

3.2	Governing Law

This amending agreement is made pursuant to and shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein. Each of the parties hereby irrevocably attorns and submits to the non-exclusive jurisdiction of the courts of Ontario, Canada respecting all matters relating to this amending agreement and the rights and obligations of the parties hereunder. Each of the parties hereby agrees that service of any legal proceedings relating to this amending agreement may be made by physical delivery thereof to its address provided in, or in accordance with, Section 10(b) of the Delta 2 Option Agreement, as applicable.

3.3	Severability

Every provision of this amending agreement is intended to be several, and accordingly, if any provision of this amending agreement is determined to be invalid, illegal or unenforceable in any respect, all other provisions of this amending agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party hereto. To the extent that any provision is found to be invalid, illegal or unenforceable, the parties shall act in good faith to substitute for such provision, to the extent possible, a new provision with content and purpose as close as possible to the provision so determined to be invalid, illegal or unenforceable.

3.4	Registration

The Company shall not register this amending agreement nor a notice thereof on title to the Lands.

3.5	Joint and Several Liability.

The liabilities and obligations of each of the Grantors under this amending agreement are joint and several.

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3.6	Counterparts

This amending agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument. Counterparts may be executed either in original, PDF or faxed form and parties adopt any signatures received by a receiving fax machine or scanned electronically as original signatures of the parties; provided, however, that any party providing its signature in such manner shall promptly forward to the other parties an original of the signed copy of the relevant page of this amending agreement which was so faxed or scanned.

[Signatures follow on the next page]

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IN WITNESS WHEREOF the parties hereto have executed this amending agreement.

VILLAGE FARMS INTERNATIONAL, INC.

by:	“Stephen C. Ruffini”
	Name:	Stephen C. Ruffini
	Title:	Executive Vice President and Chief Financial Officer

I have the authority to bind the Corporation

VILLAGE FARMS CANADA LIMITED PARTNERSHIP, by its general partner, VILLAGE FARMS CANADA GP INC.

by:	“Stephen C. Ruffini”
	Name:	Stephen C. Ruffini
	Title:	Executive Vice President and Chief Financial Officer

I have the authority to bind the Corporation and the Partnership

EMERALD HEALTH THERAPEUTICS CANADA INC.

by:	“Jim Heppell”
	Name:	Jim Heppell
	Title:	Director

I have the authority to bind the Corporation

PURE SUNFARMS CORP.

by:	“Mandesh Dosanjh”
	Name:	Mandesh Dosanjh
	Title:	President & CEO

SCHEDULE "C"

BC HYDRO SHARED DUCT BANK CORRESPONDENCE

See attached.

[Redacted: Commercially Sensitive Information]

SCHEDULE "D"

CONSTRUCTION BUDGET

See attached.

[Redacted: Commercially Sensitive Information]